October 19, 2020

Via E-mail and EDGAR:

Julia Griffith

Dietrich King

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Third Point Reinsurance Ltd.
Registration Statement on Form S-4
Filed September 23, 2020
File No. 333-248989

Dear Ms. Griffith and Mr. King:

Set forth below are Third Point Reinsurance Ltd.’s (the “Company,” “we” or “our”) responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) given by letter, dated October 8, 2020, regarding our Registration Statement on Form S-4 filed September 23, 2020 (the “Form S-4”). For ease of reference, we have repeated the Staff’s comments in bold preceding our responses.

We are submitting, via EDGAR, Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

Please let us know if we can provide additional information to assist in the review process.

Form S-4

1.	Please disclose in the Summary section the approximate amount of leverage that Third Point will have following the merger. Include in your disclosure the existing Sirius indebtedness that Third Point expects to assume, the issuance of approximately $260 million aggregate face amount of perpetual cumulative Sirius Series B Preference Shares, and the Sirius notes in the aggregate principal amount of approximately $665 million that are expected to remain outstanding after the completion of the merger and will remain the indebtedness of Sirius.

We have disclosed the approximate amount of leverage the Company will have following the merger in the Summary section of Amendment No. 1 on page 19 in response to the Staff’s comment.

www.debevoise.com

2.	Please disclose in the Summary section the percentage of equity securities that will be controlled by the shareholders of Third Point and Sirius, respectively, following the merger. We note in this regard that these percentages appear as 55% for Third Point and 45% for Sirius on page 97 of the Proxy Statement/Prospectus, but page xi of the Questions and Answers section indicates that the percentage cannot be determined until all shareholder elections with respect to merger consideration are known.

We have disclosed the estimated percentage of equity securities that will be controlled by the shareholders of the Company and Sirius, respectively, following the merger in the Summary section of Amendment No. 1 on page 4 in response to the Staff’s comment. Furthermore, we have revised the Questions and Answers section on page xi to include disclosure of the estimated percentages of equity securities that will be controlled by the shareholders of the Company and Sirius, respectively.

3.	In the Summary section, please include a comparative description of each of the consideration options you are offering to shareholders, with relative valuations for each as of a recent date.

We have included a comparative description of each of the consideration options we are offering to Sirius shareholders in the Summary section of Amendment No. 1 on page 28 in response to the Staff’s comment. We have also updated the table on page 28 to include the valuation of each consideration option as of October 15, 2020.

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Should you have any questions regarding these matters, please contact me at (212) 909-6301 or etjuergens@debevoise.com or Steven J. Slutzky at (212) 909-6036 or sjslutzky@debevoise.com.

/s/ Eric T. Juergens

Eric T. Juergens

cc:	Daniel V. Malloy and Janice Weidenborner, Esq.
Third Point Reinsurance Ltd.
Steven J. Slutzky and Nicholas F. Potter, Esq
Debevoise & Plimpton LLP